SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13-1(b), (c)
and (d) and Amendments There to filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Actions Semiconductor Co., Ltd.

(Name of Issuer)

American Depositary Shares

(Title of Class of Securities)

00507E107

(CUSIP Number)

April 10, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 00507E107	13G	Page 2 of 5 Pages

1	Names of Reporting Person Meva Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,940,000
	6	Shared Voting Power None
	7	Sole Dispositive Power 2,940,000
	8	Shared Dispositive Power None
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,940,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 5.02%
12	Type of Reporting Person CO

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Item 1(a).	Name of Issuer:

Actions Semiconductor Co., Ltd.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15-1 , No.1, HIT Road, Tangjia, Zhuhai, Guangdong, 519085

The People’s Republic of China

Item 2(a).	Name of Persons Filing:

Meva Group Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

P.O.Box 3175, Road Town, Tortola, British Virgin Islands

Item 2(c).	Citizenship:

British Virgin Islands

Item 2(d).	Title of Class of Securities:

American Depositary Shares

Item 2(e).	CUSIP Number:

00507E107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,940,000

(b)	Percent of class: 5.02%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 2,940,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 2,940,000

(iv)	Shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

May 13, 2015
(Date)

/s/ Wang, Li-Ying
(Signature)

Wang, Li-Ying
Secretary
(Name and Title)

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Power of Attorney

KNOW ALL MEN BY THESE PRESENT, that Meva Group Limited a British Virgin Islands company (the “Company”), hereby constitute and appoint Wang, Li-Ying , Republic of China, Passport number 306527550, its attorney-in-fact, with full power and authority to act for and on behalf of the Company to execute, deliver and file Schedule 13G and other documents required or which such attorney-in-fact deems advisable in connection with the filing of Schedule 13G and any amendment thereto with respect to Company’s ownership of certain equity interest in Actions Semiconductor Co., Ltd., a Cayman Islands company, to the United States Securities and Exchange Commission.

IN WITNESS WHEREOF, the Company has executed this Power of Attorney by its duly authorized officer on April 10, 2015.

Meva Group Limited

By:	/s/ Hsu, Shu-Chun
Hsu, Shu-Chun
Sole Director

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